September 24, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Thomas Jones
Sherry Haywood

Re:	Draganfly Inc.
Offering Statement on Form 1-A
File No. 024-11239

Dear Mr. Jones and Ms. Haywood:

Draganfly Inc., a company organized under the laws of British Columbia, Canada, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 5:00 PM Eastern Time on September 25, 2020, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours,
DRAGANFLY INC.

By: /s/  Cameron Chell                                   .

Name: Cameron Chell

Title: Chief Executive Officer